PUNTO GROUP, CORP.

1810 E. Sahara Ave., Office 216, Las Vegas, NV 89104

Tel: (702) 605-0605

February 18, 2015

Mr. Ivan Griswold,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Punto Group, Corp.

       Amendment No. 1 to Registration Statement on Form S-1

       Filed January 12, 2015

       File No. 333-200529

Dear Mr. Ivan Griswold:

Punto Group, Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 2 to the registration statement on Form S-1 (the " Registration Statement") in response to the Commission's comments, dated January 29, 2015 (the "Comment Letter"), with reference to the Company's Amendment No. 1 to registration statement on Form S-1 filed with the Commission on January 12, 2015.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. We note your response to prior comment 1, where you state that you do not believe that you have “no or nominal” operations as you have started to research market demand for your product and have started to negotiate with potential customers. We are unable to concur with your assertion in this regard. Indeed we note disclosures throughout your document reflecting the stating that operations have yet to commence. For example, we note the following disclosures:

•  “There is no guarantee that we will sell the minimum amount of the shares we need to start our operations or assurance that we will generate any revenue,” on page 5;

•  “If we are successful in raising the funds from this offering, we plan to commence activities to continue our operations,” on page 7;

•  “We need the proceeds from this offering to start our operations,” on page 8;

• “We are going to buy mentioned software when we will start our operations,” on page 10;

• “As of today, we have not contacted any software providers and do not have any current agreements with software providers,” on page 10;

• “We believe our cash balance is not sufficient to fund our operations for any period of time,” on page 15 (emph. added throughout).

Additionally, given your minimal operations, that you have yet to generate revenue, and that you have only nominal amounts of cash, it appears that you are a shell company, and accordingly we reissue prior comment 1.

Our Response: We have disclosed that we are a shell company on our prospectus cover page, and added a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of our shares and on our ability to attract additional capital to implement your business plan or sustain future operations.

2. We note your response to prior comment 2. Please provide us with a copy of the report published by the Project Management Institute, and ensure that you identify the portions of the report that you are citing in your registration statement.

Our Response: In response to this comment we have excluded the information from the report published by the Project Management Institute.

Managements’ Discussion and Analysis or Plan of Operation, page 15

3. You state that you “believe that [you] will be able to raise enough money through this offering to continue [your] proposed operations.” Given that this is a direct offering with no firm commitment by an underwriter, such a statement appears inappropriate. Please delete this statement, or provide your analysis for why it is appropriate.

Our Response: In response to this comment we have delete this statement.

Competition, page 20

4. You state that the principal competitive factors in your market are application functionality, ease of use of applications, total cost of ownership, levels of customer support, brand reputation, capability for integration of applications, and ability to respond to customer needs. You also conclude that you compete favorably on the basis of these factors. Since you have not yet commenced operations, or developed software, please explain in further detail why you believe that you are able to compete favorably on the basis of these factors. Alternatively, revise this section to reflect the uncertainty related to not yet having developed software underlying your solutions.

Our Response: We have revised this section to reflect the uncertainty related to not yet having developed software underlying our solutions.

Directors, Executive Officers, Promoter and Control Persons, page 22

5. We note your expanded disclosure in response to prior comment 20 explaining that Mr. Kriukov provided consulting services to companies in a variety of countries. Please further expand your disclosure to state clearly the geographical location(s) where Mr. Kriukov operates his business. Such disclosure appears necessary to provide investors with information on the nature and context of his prior business.

Our Response: We have expanded our disclosure to state clearly the geographical location where Mr. Kriukov operates his business.

Financial Statements

Report of Independent Registered Public Accountant, page F-1

6. Please have your independent registered public accountant revise the last paragraph of its audit report to delete the phrase “as required by paragraph h of PCAOB interim auditing standard AU 508.08.” Please note that this is not part of the auditor’s standard audit report, but solely a reference to the auditing standard that provides the form of the auditor’s standard report.

Our Response: We have requested updated report form our independent registered public accountant.

Note 8: Related Party Transaction, page 35

7. You state that the company has a related party transaction involving a significant shareholder, and that the nature and details of the transaction are described in Note 4. We are unable to locate such disclosure in Note 4. Please advise.

Our Response: We have revised this Note to state that the company has a related party transaction involving a significant shareholder, and that the nature and details of the transaction are described in Note 5.

Exhibit Index

Exhibit 99.1

8. Your form of subscription agreement states that “[t]he undersigned is not relying on the Company or its affiliates with respect to economic considerations involved in this investment, but has relied solely on its own advisors.” Please clarify what economic considerations you are referring to. If you are referring to the individual economic circumstances of prospective investors, please state so more clearly.

Our Response: We have filed updated form of subscription agreement clarifying that “The undersigned is not relying on the Company or its affiliates with respect to his individual economic circumstances involved in this investment, but has relied solely on its own advisors.”

Please direct any further comments or questions you may have to the company at puntogroupcorp@gmail.com.

Thank you.

Sincerely,

/S/ Andrei Kriukov

Andrei Kriukov, President